SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number 0-25087

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

Host Hotels & Resorts, L.P.

6903 Rockledge Dr., Ste. 1500

Bethesda, MD 20817

(Name of issuer of the securities held

pursuant to the plan and the address of

its principal executive office)

Required Information

Financial Statements and Schedules

Statements of Net Assets Available for Benefits as of December 31, 2007 and December 31, 2006.

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006.

Schedule of Assets (Held at End of Year) December 31, 2007.

Designation	Description	Method of Filing
Exhibit 23	Consent of KPMG LLP	Filed with this report

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Host Hotels & Resorts, L.P. Retirement and Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Host Hotels & Resorts, L.P. Retirement and Savings Plan

By:	/s/ Pamela Wagoner
Pamela Wagoner, Plan Administrator Host Hotels & Resorts, L.P. Retirement and Savings Plan

June 30, 2008

EXHIBIT INDEX

Designation	Description
Exhibit 23	Consent of KPMG LLP

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Partners

Host Hotels & Resorts, L.P.:

We have audited the accompanying statements of net assets available for benefits of the Host Hotels & Resorts, L.P. Retirement and Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

McLean, VA

June 30, 2008

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Investments at fair value (note 4)	$36,781,622	$34,264,267
Participant loans	191,316	153,945
Other	—	5,393

Net assets available for benefits at fair value	36,972,938	34,423,605
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(29,038)	47,595

Net assets available for benefits	$36,943,900	$34,471,200

See accompanying notes to financial statements.

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributable to:
Investment income (note 4):
Dividends	$2,118,590	$1,274,394
Depreciation (appreciation) in fair value of investments, net	(111,137)	2,350,546
Interest on loans	9,494	7,715

Total investment income	2,016,947	3,632,655

Contributions:
Participant contributions:
Salary deferrals	1,844,154	1,593,017
Rollover contributions	163,121	263,410

Total participant contributions	2,007,275	1,856,427

Employer contributions, net of forfeitures of $0 in 2007 and $0 in 2006	1,214,287	1,064,417

Total contributions	3,221,562	2,920,844

Total additions	5,238,509	6,553,499

Deductions from net assets attributable to:
Benefits paid to participants	2,764,859	1,885,338
Administrative and other expenses	950	450

Total deductions	2,765,809	1,885,788

Net increase	2,472,700	4,667,711

Net assets available for benefits, beginning of year	34,471,200	29,803,489

Net assets available for benefits, end of year	$36,943,900	$34,471,200

See accompanying notes to financial statements.

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION

The following description of the Host Hotels & Resorts, L.P. Retirement and Savings Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Host Hotels & Resorts, L.P. (the “Plan Sponsor”), a majority owned subsidiary of Host Hotels & Resorts, Inc. (the “Company”), adopted a retirement plan and trust effective December 30, 1995. The Plan is a defined contribution plan established by the Plan Sponsor under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Plan Sponsor. The Plan covers all employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participants may elect to defer from 1% to 20% of their compensation, as defined by the Plan, subject to certain limitations under the IRC. The Plan requires employer matching contributions of 50% of the participants’ contribution up to 6% of each participant’s compensation. The Plan also allows for discretionary employer contributions for each eligible participant based upon approval of the Board of Directors of the Company. The discretionary employer contributions were approximately $566,000 and $466,000 for 2007 and 2006, respectively.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, employer’s contributions, and the participant’s share of the Plan’s income and administrative expenses. Participant accounts are valued on a daily basis.

Vesting

Participants are immediately fully vested in their contributions and the earnings thereon. A participant vests in their employer matching contributions, additional contributions, and earnings thereon according to the following schedule of service:

Two years	25%
Three years	50
Four years	75
Five or more years	100

Participant Loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of a participant’s vested account balance. Additionally, interest rates are equal to the prime rate on the date the loan is issued

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

and there is a $50 processing fee per loan. Participants may have no more than two loans outstanding at any one time. The interest rates on outstanding loans at December 31, 2007 and 2006 ranged from 4.0% to 8.25%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to: (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan or (c) receive annual installments over a specified period. Participants may also receive hardship withdrawals, as defined, in a lump-sum payment in an amount up to 100% of the participants’ balance under certain circumstances other than those previously discussed.

Forfeited Accounts

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $179,242 and $73,133, respectively, and are unallocated to participant accounts. The accounts are held in the T. Rowe Price Stable Value Fund. Forfeitures may be used to pay administrative expenses of the Plan and to reduce future employer contributions. During 2007 and 2006, the Plan Sponsor did not use forfeitures to reduce employer contributions. In the event a former participant returns to the Plan, he or she would be eligible to reclaim these amounts under certain circumstances.

NOTE 2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and the AICPA Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan has investments in registered investment companies (“mutual funds”), common/collective trusts and in the Company’s common stock. Effective January 1, 2008, investments in the Company’s common stock will no longer be permitted in the Plan. All investments in the Company’s common stock are to be liquidated by December 31, 2008. The Plan’s investments in mutual funds and the Company’s common stock are stated at fair market value based on quoted market prices. The Plan’s investments in common/collective trusts are carried at fair value using the value of the underlying securities and are adjusted from fair value to contract value as the investments in the common/collective trusts are fully benefit-responsive investment contracts. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

All material expenses of maintaining the Plan are paid by the Plan Sponsor.

New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan Sponsor does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

NOTE 3.	TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 29, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 4.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets or qualify as party-in-interest transactions (defined in note 5 below), as of December 31, 2007 and 2006 are as follows:

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

	2007	2006
Host Hotels & Resorts, Inc. Common Stock	$1,261,197	$1,849,233
T. Rowe Price Spectrum Income Fund	4,429,791	3,891,814
T. Rowe Price Balanced Fund	6,613,359	6,175,650
T. Rowe Price Blue Chip Growth Fund	6,335,696	5,439,226
T. Rowe Price Equity Income Fund	1,618,075	1,340,046
T. Rowe Price Mid-Cap Growth Fund	1,615,549	1,241,144
T. Rowe Price New Horizons Fund	2,835,616	2,964,717
Phoenix Foreign Opportunities A Fund	2,134,996	—
T. Rowe Price Prime Reserve Fund	8,639	—
T. Rowe Price Real Estate Fund	574,304	719,684
T. Rowe Price Retirement Income Fund	128	—
T. Rowe Price Retirement 2005 Fund	545	—
T. Rowe Price Retirement 2010 Fund	210	—
T. Rowe Price Retirement 2015 Fund	138,682	—
T. Rowe Price Retirement 2020 Fund	2,171	—
T. Rowe Price Retirement 2025 Fund	6,832	—
T. Rowe Price Retirement 2030 Fund	570,951	—
T. Rowe Price Retirement 2035 Fund	1,985	—
T. Rowe Price Retirement 2040 Fund	15,827	—
T. Rowe Price Retirement 2045 Fund	8,350	—
T. Rowe Price Retirement 2050 Fund	9,502	—
T. Rowe Price Retirement 2055 Fund	14,384	—
T. Rowe Price Small-Cap Value Fund	1,143,891	1,148,229
T. Rowe Price International Stock Fund	—	1,702,864
T. Rowe Price International Growth and Income	—	622,705
T. Rowe Price Equity Index Trust	1,227,480	1,135,319
T. Rowe Price Stable Value Fund	4,913,044	5,551,835
T. Rowe Price Tradelink Investments	370,779	481,801
Participant Loans	191,316	153,945
Other	—	5,393

The contract value of the T. Rowe Price Stable Value Fund was $4,884,006 and $5,599,430 as of December 31, 2007 and 2006, respectively.

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

	2007	2006
Mutual funds	$2,201,644	$2,924,444
Host Hotels & Resorts, Inc. common stock	(495,362)	481,357
Common/collective trust	301,171	219,139

Total	$2,007,453	$3,624,940

NOTE 5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and common collective trusts managed by T. Rowe Price. Additionally, certain Plan investments are in the Company’s common stock. T. Rowe Price is the trustee, as defined by the Plan, and the Company is the parent of the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions. The participant loans and other receivables of the Plan are considered party-in-interest transactions as they are loans to and receivables from Plan participants. The fair value of these investments as of December 31, 2007 and 2006 are included in note 4 above.

NOTE 6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE 7.	RISKS AND UNCERTAINTIES

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan invests in collective trust funds which include securities with contractual cash flows which may include asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

NOTE 8.	DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation from the financial statements to the Form 5500 of net assets available for benefits as of December 31, 2007:

2007
Net assets available for benefits as reported in the financial statements	$36,943,900
Adjustment from contract value to fair value for fully benefit responsive investment contracts, as reported in the Form 5500	29,038

Net assets available for benefits as reported in the Form 5500	$36,972,938

No adjustment was required for the year ended December 31, 2006 as the fully benefit responsive investment contracts were reported in the Form 5500 at contract value.

HOST HOTELS & RESORTS, L.P.

RETIREMENT AND SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, par or maturity value	Current Value
Host Hotels & Resorts, Inc. common stock*	Company stock, 74,014 shares	$1,261,197
Dodge and Cox Income Fund	Mutual fund, 4,687 shares	58,638
Alliancebernstein International Value Fund	Mutual fund, 36,853 shares	817,037
Goldman Sachs Midcap Value Fund	Mutual fund, 1,514 shares	53,964
Phoenix Foreign Opportunity A Fund	Mutual fund, 73,671 shares	2,134,996
T. Rowe Price:*
Spectrum Income Fund	Mutual fund, 362,800 shares	4,429,791
Balanced Fund	Mutual fund, 321,037 shares	6,613,359
Blue Chip Growth Fund	Mutual fund, 157,487 shares	6,335,696
Equity Income Fund	Mutual fund, 57,583 shares	1,618,075
Mid-Cap Growth Fund	Mutual fund, 28,014 shares	1,615,549
New Horizons Fund	Mutual fund, 92,941 shares	2,835,616
Prime Reserve Fund	Mutual fund, 8,639 shares	8,639
Real Estate Fund	Mutual fund, 29,943 shares	574,304
Retirement Income Fund	Mutual fund, 10 shares	128
Retirement 2005 Fund	Mutual fund, 46 shares	545
Retirement 2010 Fund	Mutual fund, 13 shares	210
Retirement 2015 Fund	Mutual fund, 10,963 shares	138,682
Retirement 2020 Fund	Mutual fund, 122 shares	2,171
Retirement 2025 Fund	Mutual fund, 518 shares	6,832
Retirement 2030 Fund	Mutual fund, 29,971 shares	570,951
Retirement 2035 Fund	Mutual fund, 147 shares	1,985
Retirement 2040 Fund	Mutual fund, 824 shares	15,827
Retirement 2045 Fund	Mutual fund, 656 shares	8,350
Retirement 2050 Fund	Mutual fund, 907 shares	9,502
Retirement 2055 Fund	Mutual fund, 1,372 shares	14,384
Small-Cap Value Fund	Mutual fund, 31,846 shares	1,143,891
Tradelink Investments	Brokerage account	370,779
Equity Index Trust	Common/collective trust, 28,121 shares	1,227,480
Stable Value Fund	Common/collective trust, 4,884,006 shares	4,913,044
Loans to participants*	30 loans, various maturity dates with interest rates ranging from 4.0% to 8.25%	191,316

Total assets (held at end of year)		$36,972,938

*	Parties-in-interest

See Report of Independent Registered Public Accounting Firm.